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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66151

SEC RECEIVED FEB 28 2005 PROCESSING WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ELM Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3414 Peachtree Road, Suite 730
(No. and Street)

Atlanta, Georgia 30326
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tim Mages (404) 261-2696
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, NE, Suite 1900 Atlanta, Georgia 30308
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Tim Mages, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELM Capital Securities, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

L. AHMED MY COMMISSION EXPIRES MARCH 18 2008 DeKALB CO., GEORGIA NOTARY PUBLIC

L. Ahmed

Notary Public

Tim C Mages

Signature

Principal

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELM CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ELM CAPITAL GROUP, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2004

ELM CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ELM CAPITAL GROUP, LLC)

Table of Contents

December 31, 2004

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT

To the Member
ELM Capital Securities, LLC
Atlanta, Georgia

We have audited the accompanying statement of financial condition of ELM Capital Securities, LLC (a wholly-owned subsidiary of ELM Capital Group, LLC) as of December 31, 2004, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ELM Capital Securities, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Frazier & Deeter, LLC
Atlanta, Georgia
January 6, 2005

Frazier & Deeter, LLC

ELM CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ELM CAPITAL GROUP, LLC)

Statement of Financial Condition

December 31, 2004

Asset

Current asset - Cash	$	84,563
Total current asset	$	84,563

Liabilities and Member's Equity

Current liability - Due to ELM Capital Group, LLC	$	13,273
Long-term note payable to individual		12,000
Total liabilities		25,273
Member's Equity		59,290
Total Liabilities and Member's Equity	$	84,563

See notes to financial statements.

ELM CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ELM CAPITAL GROUP, LLC)

Statement of Operations

For the Year Ended December 31, 2004

Revenues	$	990,000
Expenses:		
Referral fees		75,000
Salaries and benefits		114,485
Rent		9,027
Insurance and fees		9,065
Professional fees		2,189
Travel and entertainment		10,688
Office expense		2,862
Other expense		24,598
		247,914
Net income	$	742,086

See notes to financial statements.

ELM CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ELM CAPITAL GROUP, LLC)

Statement of Changes in Members' Equity

For the Year Ended December 31, 2004

Member's deficit, December 31, 2003	$ (646)
Net income	742,086
Distributions to member	(682,150)
Member's equity, December 31, 2004	$ 59,290

See notes to financial statements.

ELM CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ELM CAPITAL GROUP, LLC)

Statement of Cash Flows

For the Year Ended December 31, 2004

Increase (Decrease) in Cash

Reconciliation of Net Income to Net Cash Provided by Operating Activities		
Net income	$	742,086
Adjustments to reconcile net income to net cash provided by operating activities		
Increase in due to ELM Capital Group, LLC		13,273
Net cash provided by operating activities	$	755,359
Cash flows from financing activities:		
Distributions to member		(682,150)
Net cash used in financing activities		(682,150)
Net increase in cash		73,209
Cash, beginning of year		11,354
Cash, end of year	$	84,563

See notes to financial statements.

Note 1 - Description of business and summary of significant accounting policies:

ELM Capital Securities, LLC (the Company) was organized on May 23, 2003 for the purpose of becoming qualified as a licensed broker/dealer. The Company was approved as a registered broker/dealer with the Securities and Exchange Commission (SEC) effective January 14, 2004 and is a member of the National Association of Securities Dealers (NASD). The Company is a wholly-owned subsidiary of ELM Capital Group, LLC.

The following is a summary of the more important accounting principles and policies followed by the Company:

Revenue recognition

Revenues earned, which are related to arranging the private placement of securities by issuers, are generally recognized at the "date of closing."

Receivables and credit policies

The Company routinely assesses the financial strength of its clients and, as a consequence, believes that its commission receivable credit risk exposure is limited. Commission receivables are carried at original contract amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on an annual basis. A valuation allowance is provided for known and anticipated credit losses, as determined by management in the course of regularly evaluating individual receivables. To date, there have been no bad debts. At December 31, 2004, there was no allowance for bad debts. Commission receivables are written off when deemed uncollectible. Recoveries of commission receivables previously written off are recorded when received. No interest is charged on client accounts.

Income taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the member.

Major customers

The nature of the Company's business is to handle large transactions. During the year ended December 31, 2004, the Company had three transactions with two clients, which accounted for 100% of revenues.

Note 1 - Description of business and summary of significant accounting policies - continued:

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $71,291 which was $66,291 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.35 to 1 at December 31, 2004.

Note 3 - Transactions with related parties:

During the year ended December 31, 2004, the Company was allocated expenses of $168,000 from ELM Capital Group, LLC. The allocated expenses represent charges for administrative services rendered by ELM Capital Group, LLC to the Company. The Company has a payable to ELM Capital Group, LLC of $13,273 at December 31, 2004 for allocated expenses.

The Company has a note payable of $12,000 due to a member of ELM Capital Group, LLC. The note matures January 15, 2007 and does not bear interest.

Note 4 - Concentration of credit risk:

The Company maintains its cash in bank deposits, which at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

SUPPLEMENTAL INFORMATION

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Member
ELM Capital Securities, LLC
Atlanta, Georgia

We have audited the accompanying financial statements of ELM Capital Securities, LLC (a wholly-owned subsidiary of ELM Capital Group, LLC) as of December 31, 2004 and for the year then ended, and have issued our report thereon dated January 6, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3, and 4 on pages 9 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 6, 2005

Frazier & Deeter, LLC

ELM CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ELM CAPITAL GROUP, LLC)

Schedule 1: Reconciliation of Audited and Unaudited Reports

December 31, 2004

Description	As Previously Stated	Debit	Credit	As Stated
		Asset		
Cash	$ 84,563	$ -	$ -	$ 84,563
		Liabilities and Member's Equity		
Due to ELM Capital Group, LLC	$ 13,273	$ -	$ -	$ 13,273
Long term note payable to individual	12,000	-	-	12,000
Member's equity	59,290	-	-	59,290
	$ 84,563	$ -	$ -	$ 84,563
		Revenues and (Expenses)		
Revenues	$ 990,000	$ -	$ -	$ 990,000
Referral fees	(75,000)	-	-	(75,000)
Salaries and benefits	(114,485)	-	-	(114,485)
Rent	(9,027)	-	-	(9,027)
Insurance and fees	(9,065)	-	-	(9,065)
Professional fees	(2,189)	-	-	(2,189)
Travel and entertainment	(10,688)	-	-	(10,688)
Office expense	(2,862)	-	-	(2,862)
Other expense	(24,598)	-	-	(24,598)
Net income	$ 742,086	$ -	$ -	$ 742,086

See independent auditors' report on supplemental information.

Schedule 2: Explanation of Audit Adjustments

December 31, 2004

There were no audit adjustments.

ELM CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ELM CAPITAL GROUP, LLC)

Schedule 3: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

COMPUTATION OF NET CAPITAL

Total member's equity from statement of financial condition		$ 59,290
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		59,290
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital	$ 12,000	
Other (deductions) or allowable credits	-	12,000
Total capital and allowable subordinated liabilities		71,290
Deductions and/or charges:		
Total nonallowable assets	-	
Other deductions and/or charges	-	
Other additions and/or allowable credits	-	-
Net capital before haircuts on securities positions		71,290
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))	-	-
Net capital		$ 71,290

See independent auditors' report on supplemental information.

ELM CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ELM CAPITAL GROUP, LLC)

Schedule 3: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission - Continued

December 31, 2004

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition		$ 13,273
Add:		
Other unrecorded amounts	-	-
Total aggregate indebtedness		$ 13,273
Percentage of aggregate indebtedness to net capital		0.19

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 885
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 66,290
Excess net capital at 1000%	$ 69,962

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 84,564
Net audit adjustments	(13,273)
Net capital per previous page	$ 71,291

See independent auditors' report on supplemental information.

Schedule 4: Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

December 31, 2004

The Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

To the Member
ELM Capital Securities, LLC
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of ELM Capital Securities, LLC (the Company) for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,
2. Recordation of differences required by rule 17a-13,
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Member
ELM Capital Securities, LLC
Atlanta, Georgia
Page Two

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frazier & Deeter, LLC

Frazier & Deeter, LLC
Atlanta, Georgia
January 6, 2005